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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-52808

PROSPECTUS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                           Colorado Center, Tower Two
                  2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

                    3,354,328 SHARES OF CLASS A COMMON STOCK

     Apartment Investment and Management Company is a self-administered and self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties.

     This Prospectus relates to:

     - the possible issuance by Apartment Investment and Management Company of up to 840,645 shares of Class A Common Stock to holders of up to 840,645 Partnership Common Units of AIMCO Properties, L.P., if and to the extent that such holders tender their units for redemption and we issue them shares of Class A Common Stock in exchange therefor;

     - the offer and sale from time to time by certain stockholders of up to 840,645 shares of Class A Common Stock issued in exchange for Partnership Common Units of AIMCO Properties, L.P.;

     - the possible issuance by Apartment Investment and Management Company of up to 2,103,175 shares of Class A Common Stock to holders of up to 1,682,485 Class Three Partnership Preferred Units of AIMCO Properties, L.P., if and to the extent that such holders tender their units for redemption and we issue them shares of Class A Common Stock in exchange therefor; and

     - the offer and sale from time to time by certain stockholders of up to 2,103,175 shares of Class A Common Stock issued in exchange for Class Three Partnership Preferred Units of AIMCO Properties, L.P.;

     - the possible issuance by Apartment Investment and Management Company of up to 410,508 shares of Class A Common Stock to holders of up to 938,910 Class Four Partnership Preferred Units of AIMCO Properties, L.P., if and to the extent that such holders tender their units for redemption, and we issue them shares of Class A Common Stock in exchange therefor; and

     - the offer and sale from time to time by certain stockholders of up to 410,508 shares of Class A Common Stock issued in exchange for Class Four Partnership Preferred Units of AIMCO Properties, L.P.

     AIMCO Properties, L.P. issued such Partnership Common Units, Class Three Partnership Preferred Units and Class Four Partnership Preferred Units in December 1999. We are registering these shares as required under the terms of certain agreements between the selling stockholders and us. The registration of the shares does not necessarily mean that any of the shares will be offered or sold by the selling stockholders. We will receive no proceeds from any sales of the shares, but will incur expenses in connection with the offering. See "Selling Stockholders" and "Plan of Distribution."

     The Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." On March 1, 2001, the closing sale price of the Class A Common Stock on the NYSE was $44.60 per share.

     INVESTING IN THE CLASS A COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 March 1, 2001
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                               TABLE OF CONTENTS

THE COMPANY.................................................     1
RISK FACTORS................................................     1
  Potential Change in Investments Upon Redemption of
     Units..................................................     1
  We May Not be Able to Successfully Acquire, Redevelop and
     Expand Apartment Properties............................     1
  Risks Associated with Debt Financing......................     2
  Increases in Interest Rates May Increase our Interest
     Expense................................................     3
  We May Incur Losses Due to Hedging Transactions...........     3
  Covenant Restrictions May Limit our Ability to Make
     Payments to our Investors..............................     3
  We Depend on Distributions and Other Payments from our
     Subsidiaries; Which May be Restricted from Making
     Payments to Us.........................................     3
  Changes in the Real Estate Market May Limit our Ability to
     Generate Funds from Operations.........................     4
  We May be Subject to Costly Environmental Liabilities.....     4
  Laws Benefiting Disabled Persons May Result in
     Unanticipated Expenses.................................     4
  Risks Relating to Regulation of Affordable Housing........     5
  The Loss of Property Management Contracts Would Reduce Our
     Revenues...............................................     5
  We are Dependent on our Chief Executive Officer and
     President..............................................     5
  We May Have Conflicts of Interest and May Engage in
     Transactions With Affiliates...........................     5
  Tax Risks.................................................     5
  Possible Adverse Consequences of Limits on Ownership of
     Shares.................................................     7
  Our Charter and Maryland Law May Limit the Ability of a
     Third Party to Acquire Control of Us...................     7
USE OF PROCEEDS.............................................     8
REDEMPTION OF UNITS.........................................     9
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF
  EXCHANGE OR REDEMPTION OF UNITS...........................     9
COMPARISON OF PARTNERSHIP COMMON UNITS AND CLASS A
  COMMON STOCK..............................................    12
COMPARISON OF CLASS THREE PARTNERSHIP PREFERRED UNITS AND
  CLASS A COMMON STOCK......................................    14
COMPARISON OF CLASS FOUR PARTNERSHIP PREFERRED UNITS AND
  CLASS A COMMON STOCK......................................    17
SELLING STOCKHOLDERS........................................    20
PLAN OF DISTRIBUTION........................................    23
FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS.....    24
WHERE YOU CAN FIND MORE INFORMATION.........................    35
LEGAL MATTERS...............................................    36
EXPERTS.....................................................    36

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                                  THE COMPANY

     Apartment Investment and Management Company ("AIMCO"), a Maryland corporation incorporated on January 10, 1994, is a self-administered and self-managed REIT engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties. As of December 31, 2000, we owned, managed or held an equity interest in 326,289 apartment units in 1,756 properties located in 47 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled as of January 1, 2000, by the National Multi Housing Council, we believe that we are the largest owner and manager of multi-family apartment properties in the United States. As of December 31, 2000, we:

     - owned or controlled (consolidated) 153,872 units in 566 apartment properties;

     - held an equity interest in (unconsolidated) 111,748 units in 683 apartment properties; and

     - managed 60,669 units in 471 apartment properties for third party owners and affiliates.

     We conduct substantially all of our operations through our operating partnership, AIMCO Properties, L.P. Through a wholly-owned subsidiary, we act as the sole general partner of the AIMCO operating partnership. As of December 31, 2000, we owned approximately a 91% interest in the AIMCO operating partnership. We manage apartment properties for third parties and affiliates through unconsolidated subsidiaries that we refer to as the "management companies." Generally, when we refer to "we," "us" or the "Company" in this prospectus, we are referring to AIMCO, the AIMCO operating partnership, the management companies and their respective subsidiaries.

     BankBoston, N.A. serves as transfer agent and registrar of our Class A Common Stock.

                                  RISK FACTORS

     Before you invest in our securities, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities.

     Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in or incorporated by reference into this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus or incorporated herein, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

POTENTIAL CHANGE IN INVESTMENT UPON REDEMPTION OF UNITS

     If you exercise your unit redemption right, we will determine whether you receive cash or Class A Common Stock in exchange for your units. If you receive Class A Common Stock, you will become a stockholder of AIMCO rather than a holder of units in the AIMCO operating partnership. There are some differences between the ownership of units, and ownership of shares of Class A Common Stock. Further, since the price of the Class A Common Stock fluctuates, the price you receive when you sell your Class A Common Stock may not equal the value of the units at the time of the redemption.

WE MAY NOT BE ABLE TO SUCCESSFULLY ACQUIRE, REDEVELOP AND EXPAND APARTMENT PROPERTIES

     Generally. The selective acquisition, development and expansion of apartment properties is one component of our growth strategy. However, we can make no assurance as to our ability to complete transactions in the future. Although we seek to acquire, develop and expand properties only when such

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activities are accretive on a per share basis, such transactions may fail to perform in accordance with our expectations. When we develop or expand properties, we are subject to the risks that:

     - costs may exceed original estimates;

     - projected occupancy and rental rates at the property may not be realized;

     - financing may not be available on favorable terms;

     - construction and lease-up may not be completed on schedule; and

     - we may experience difficulty or delays in obtaining necessary zoning, land-use, building, occupancy and other governmental permits and authorizations.

     We May Have Difficulty Managing Our Rapid Growth. We have grown rapidly. Since our initial public offering in July 1994, we have completed numerous acquisition transactions, expanding our portfolio of owned or managed properties from 132 apartment properties with 29,343 units to 1,720 apartment properties with 326,289 units as of December 31, 2000. These acquisitions have included purchases of properties and interests in entities that own or manage properties, as well as corporate mergers. Our ability to successfully integrate acquired businesses and properties depends on our ability to:

     - attract and retain qualified personnel;

     - integrate the personnel and operations of the acquired businesses;

     - maintain uniform standards, controls, procedures and policies; and

     - maintain adequate accounting and information systems.

     We can provide no assurance that we will be able to accomplish these goals and successfully integrate any acquired businesses or properties. If we fail to successfully integrate such businesses, our results of operations could be adversely affected.

     We are Subject to Litigation Associated with Partnership Acquisitions, Which Could Increase Our Expenses and Prevent Completion of Beneficial Transactions. We have engaged in, and intend to continue to engage in, the selective acquisition of interests in limited partnerships that own apartment properties. In some cases, we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. In these transactions, we are subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. Although we intend to comply with our fiduciary obligations and relevant partnership agreements, we may incur additional costs in connection with the defense or settlement of such litigation. In some cases, such litigation may adversely affect our desire to proceed with, or our ability to complete, a particular transaction. Such litigation could also have a material adverse effect on our results of operations.

RISKS ASSOCIATED WITH DEBT FINANCING

     Our strategy is generally to incur debt to increase the return on our equity while maintaining acceptable interest coverage ratios. We seek to maintain a ratio of free cash flow to combined interest expense and preferred stock dividends of between 2:1 and 3:1. However, our board of directors could change this strategy at any time and increase our leverage. Our organizational documents do not limit the amount of debt that we may incur, and we have significant amounts of debt outstanding. Payments of principal and interest may leave us with insufficient cash resources to operate our properties or pay distributions required to be paid in order to maintain our qualification as a REIT. We are also subject to the risk that our cash flow from operations will be insufficient to make required payments of principal and interest, and the risk that existing indebtedness may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we fail to make required payments of principal and interest on any debt, our lenders could foreclose on the properties securing such debt with a consequent loss of income and asset value to us. As of

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September 30, 2000, 95% of the properties that we own or control were encumbered by debt. As of September 30, 2000, we had $3,825 million of indebtedness outstanding on a consolidated basis, of which $3,419 million was secured.

INCREASES IN INTEREST RATES MAY INCREASE OUR INTEREST EXPENSE

     As of September 30, 2000, approximately $553 million of our debt was subject to variable interest rates. An increase in interest rates could increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make distributions.

WE MAY INCUR LOSSES DUE TO INTEREST RATE HEDGING TRANSACTIONS

     From time to time, in anticipation of refinancing debt, we enter into agreements to reduce the risks associated with increases in short term interest rates. Although these agreements provide us with some protection against rising interest rates, these agreements also reduce the benefits to us when interest rates decline. These agreements involve the following risks:

     - interest rate movements during the term of the agreement may result in a loss to us;

     - we may be exposed to losses if the hedge is not indexed to the same rate as the debt anticipated to be incurred; and

     - we may incur a loss if the counterparty to the agreement fails to pay.

COVENANT RESTRICTIONS MAY LIMIT OUR ABILITY TO MAKE PAYMENTS TO OUR INVESTORS

     Some of our debt and other securities contain covenants that restrict our ability to make distributions or other payments to our investors unless certain financial tests or other criteria are satisfied. In some cases, our subsidiaries are subject to similar provisions, which may restrict their ability to make distributions to us. Our credit facilities provide that we may make distributions to our investors during any 12-month period in an aggregate amount that does not exceed the greater of 80% of our funds from operations for such period or such amount as may be necessary to maintain our REIT status. The credit facilities prohibit all distributions if our:

     - fixed charge coverage ratio is less than 1.75 to 1;

     - interest coverage ratio is less than 2.25 to 1;

     - unsecured debt service coverage ratio is less than 3.00 to 1;

     - total combined debt to gross asset value ratio exceeds 0.55 to 1;

     - total combined debt to gross asset value ratio exceeds 0.65 to 1;

     - encumbered property debt coverage ratio is less than 1.60 to 1; or

     - consolidated net worth is less than the sum of $2.24 billion and 85% of the net proceeds of any securities issuances after June 30, 2000.

     Our outstanding classes of preferred stock prohibit the payment of dividends on our common stock if we fail to pay the dividends to which the holders of the preferred stock are entitled. In addition, our 6 1/2% convertible debentures prohibit the payment of dividends on our capital stock if we elect to defer payments of interest on these convertible debentures, which we may have the right to do for up to 60 months. If we are unable to pay dividends, we may fail to qualify as a REIT. This would subject us to corporate taxation and reduce our ability to make distributions to you.

WE DEPEND ON DISTRIBUTIONS AND OTHER PAYMENTS FROM OUR SUBSIDIARIES; WHICH MAY BE RESTRICTED FROM MAKING PAYMENTS TO US

     All of our properties are owned, and all of our operations are conducted, by the AIMCO operating partnership and our other subsidiaries. As a result, we depend on distributions and other payments from the
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subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of the subsidiaries to make such distributions and other payments is dependent upon their earnings and may be subject to statutory or contractual limitations. As an equity investor in the subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims would still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to us.

CHANGES IN THE REAL ESTATE MARKET MAY LIMIT OUR ABILITY TO GENERATE FUNDS FROM OPERATIONS

     Our ability to make payments to our investors depends on our ability to generate funds from operations in excess of required debt payments and capital expenditure requirements. Funds from operations and the value of our properties may be adversely affected by events or conditions beyond our control. Such events or conditions could include:

     - the general economic climate;

     - competition from other apartment communities and alternative housing;

     - local conditions, such as an increase in unemployment or an oversupply of apartments, that might adversely affect apartment occupancy or rental rates;

     - changes in governmental regulations and the related cost of compliance;

     - increases in operating costs (including real estate taxes) due to inflation and other factors, which may not necessarily be offset by increased rents;

     - changes in governmental regulations and the related costs of compliance;

     - changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing;

     - changes in interest rate levels and the availability of financing; and

     - the relative illiquidity of real estate investments.

WE MAY BE SUBJECT TO COSTLY ENVIRONMENTAL LIABILITIES

     Various Federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of, or the failure to properly remediate, hazardous substances may adversely affect occupancy at contaminated apartment communities and our ability to sell or borrow against contaminated properties. In addition to the costs associated with investigation and remediation actions brought by governmental agencies, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs. Various laws also impose liability for the cost of removal or remediation of hazardous or toxic substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous or toxic substances is potentially liable under such laws. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility.

LAWS BENEFITING DISABLED PERSONS MAY RESULT IN UNANTICIPATED EXPENSES

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional Federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of the properties, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with these laws could result in the imposition of fines or an award of damages to private
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litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our properties are substantially in compliance with present requirements, we may incur unanticipated expenses to comply with the ADA and the FHAA.

RISKS RELATING TO REGULATION OF AFFORDABLE HOUSING

     As of September 30, 2000, we owned or controlled 54 properties, held an equity interest in 442 properties and managed for third parties and affiliates 99 properties that benefit from governmental programs intended to provide housing to people with low or moderate incomes. These programs, which are usually administered by the United States Department of Housing and Urban Development ("HUD") or state housing finance agencies, typically provide mortgage insurance, favorable financing terms or rental assistance payments to the property owners. As a condition to the receipt of assistance under these programs, the properties must comply with various requirements, which typically limit rents to pre-approved amounts. If permitted rents on a property are insufficient to cover costs, a sale of the property may become necessary, which could result in a loss of management fee revenue. We usually need to obtain the approval of HUD in order to manage, or acquire a significant interest in, a HUD-assisted property. We can make no assurance that we will always receive such approval.

THE LOSS OF PROPERTY MANAGEMENT CONTRACTS WOULD REDUCE OUR REVENUES

     We manage some properties owned by third parties. In 2000, we received $25.1 million of revenue from the management of such properties, including $9.4 million from the Oxford entities which were acquired in September 2000. We may suffer a loss of revenue if we lose our right to manage these properties or if the rental revenues upon which our management fees are based decline. In general, management contracts may be terminated or otherwise lost as a result of:

     - a disposition of the property by the owner in the ordinary course or as a result of financial distress of the property owner;

     - the property owner's determination that our management of the property is unsatisfactory;

     - willful misconduct, gross negligence or other conduct that constitutes grounds for termination; or

     - with respect to certain affordable properties, termination of such contracts by HUD or state housing finance agencies, generally at their discretion.

WE ARE DEPENDENT ON OUR CHIEF EXECUTIVE OFFICER AND PRESIDENT

     Although we have entered into employment agreements with our Chairman and Chief Executive Officer, Terry Considine, and our President, Peter K. Kompaniez, the loss of any of their services could have an adverse effect on our operations.

WE MAY HAVE CONFLICTS OF INTEREST AND MAY ENGAGE IN TRANSACTIONS WITH AFFILIATES

     We have been, and continue to be, involved in various transactions with a number of our affiliates, including executive officers, directors and entities in which they own interests. For example, in order to satisfy certain REIT requirements, Messrs. Considine and Kompaniez directly or indirectly control the management companies, which manage properties for third parties and affiliates. Although we own a 99% non-voting interest in these management companies, we have no control over them or their operations. As a result, the management companies could implement business decisions or policies that are not in our best interests. We have adopted certain policies designed to minimize or eliminate the conflicts of interest inherent in these transactions, including a requirement that a majority of our disinterested directors approve certain transactions with affiliates. However, there can be no assurance that these policies will be successful in eliminating the influence of such conflicts. Furthermore, such policies are subject to change without the approval of our stockholders.

TAX RISKS

     Recognition of Taxable Gain on an Exchange or Redemption of Your Units. In general, if you tender all of your units for redemption, you will recognize taxable gain or loss in an amount equal to the difference

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between the amount realized on the transaction and your adjusted tax basis in your tendered units. The amount realized will be an amount equal to the sum of the cash and the fair market value of any shares of Class A Common Stock you receive plus the allocable share of the AIMCO operating partnership's liabilities allocated to your tendered units. Any tax liability resulting from such gain could exceed the amount of cash and the fair market value of any shares of Class A Common Stock received by you. In addition, if you tender less than all of your units and the AIMCO operating partnership redeems such tendered units with cash (which is not contributed by AIMCO to effect the redemption), you will not recognize any taxable loss. If you exercise your redemption right with respect to units within 2 years of the date that you transferred property to the AIMCO operating partnership in exchange for such units, your exchange of property for units, particularly Class Three Partnership Preferred Units, could be treated, in whole or in part, as a disguised sale of your property to the AIMCO operating partnership in the year of such transfer and must be reported to the IRS. In such a case, you would be required to recognize gain or loss on such disguised sale in the year that you transferred property to the AIMCO operating partnership. In addition, if you receive shares of Class A Common Stock in exchange for tendered units, you will not be able to use income and loss from your investment in Class A Common Stock to offset passive income and losses from other investments, and distributions with respect to Class A Common Stock will constitute taxable income to the extent of AIMCO's earnings and profits.

     The particular tax consequences of a redemption to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units, and whether the "passive loss" rules apply to your investments. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units for redemption.

     We May Fail to Qualify as a REIT. AIMCO believes that it operates in a manner that enables it to meet the requirements for qualification as a REIT for Federal income tax purposes; however, future economic, market, legal, tax or other considerations may cause it to fail to qualify as a REIT, or its board of directors may determine to revoke its REIT status. If AIMCO fails to qualify as a REIT, it will not be allowed a deduction for dividends paid to its stockholders in computing its taxable income, and AIMCO will be subject to Federal income tax at regular corporate rates. This would substantially reduce the funds available for payment to AIMCO's investors. See "Federal Income Taxation of AIMCO and AIMCO Stockholders" for more detail.

     In addition, the failure of AIMCO to qualify as a REIT would trigger the following consequences:

     - AIMCO would be obligated to repurchase a material amount of its preferred stock, plus accrued and unpaid dividends to the date of repurchase; and

     - AIMCO would be in default under its primary credit facilities and certain other loan agreements.

     REIT Distribution Requirements Limit Our Available Cash. As a REIT, AIMCO is subject to annual distribution requirements, which limit the amount of cash it has available for other business purposes, including amounts to fund its growth.

     Legislative or Other Actions Affecting REITs Could Have a Negative Impact on Us. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax laws (which may have retroactive application), could adversely affect AIMCO's investors. AIMCO cannot predict how changes in the tax law might affect it or its investors.

     We May be Subject to Other Tax Liabilities. Even if AIMCO qualifies as a REIT, AIMCO and its subsidiaries may be subject to certain Federal, state and local taxes on its income and property. Any such taxes would reduce AIMCO's operating cash flow.

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POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES

     Our charter limits ownership of our common stock by any single stockholder to 8.7% of the outstanding shares (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine). Our charter also limits ownership of our common stock and preferred stock by any single stockholder to 8.7% of the value of the outstanding common stock and preferred stock (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine). The charter also prohibits anyone from buying shares if the purchase would result in us losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or results in five or fewer persons, applying certain attribution rules of the Internal Revenue Code, owning 50% or more of the value of all of our shares. If you or anyone else acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs:

     - the transfer will be considered null and void;

     - we will not reflect the transaction on our books;

     - we may institute legal action to enjoin the transaction;

     - we may demand repayment of any dividends received by the affected person on those shares;

     - we may redeem the shares;

     - the affected person will not have any voting rights for those shares; and

     - the shares (and all voting and dividend rights of the shares) will be held in trust for the benefit of one or more charitable organizations designated by us.

     We may purchase the shares held in trust at a price equal to the lesser of the price paid by the transferee of the shares or the then current market price. If the trust transfers any of the shares, the affected person will receive the lesser of the price he paid for the shares or the then current market price. An individual who acquires shares that violate the above rules bears the risk that:

     - he may lose control over the power to dispose of such shares;

     - he may not recognize profit from the sale of such shares if the market price of the shares increases;

     - he may be required to recognize a loss from the sale of such shares if the market price decreases; and

     - he may be required to repay AIMCO any distributions received from AIMCO as a result of his ownership of such shares.

OUR CHARTER AND MARYLAND LAW MAY LIMIT THE ABILITY OF A THIRD PARTY TO ACQUIRE CONTROL OF US

     Ownership Limit. The 8.7% ownership limit discussed above may have the effect of precluding acquisition of control of us by a third party without the consent of our board of directors.

     Preferred Stock. Our charter authorizes our board of directors to issue up to 510,587,500 shares of capital stock. As of October 31, 2000, 468,432,738 shares were classified as Class A Common Stock, and 42,154,762 shares were classified as preferred stock. Under the charter, our board of directors has the authority to classify and reclassify any of our unissued shares of capital stock into shares of preferred stock with such preferences, rights, powers and restrictions as our board of directors may determine. The authorization and issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

     Maryland Business Statutes. As a Maryland corporation, we are subject to various Maryland laws which may have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests. The Maryland General Corporation Law restricts mergers and other business combination transactions between us and any person who acquires beneficial ownership of shares of our stock representing 10% or more of the voting power without our board of directors' prior approval. Any such business combination transaction could not be completed until five years after the person acquired such voting power, and generally only with the approval of stockholders representing 80% of all votes entitled to be cast and 66% of the votes entitled to be cast, excluding the interested stockholder, or upon payment of a fair price. Maryland law also provides generally that a person who acquires shares of our stock that represent 10% or more of the voting power in electing directors will have no voting rights unless approved by a vote of two-thirds of the shares eligible to vote. Additionally, recent changes to Maryland law may make it more difficult for someone to acquire us. Maryland law now provides, among other things, that the board of directors has broad discretion in adopting stockholders' rights plans and has the sole power to fix the record date, time and place for special meetings of the stockholders. In addition, Maryland law provides that corporations which:

     - have three directors who are not employees of the entity or related to an acquiring person; and

     - are subject to the reporting requirements of the Securities Exchange Act of 1934, may elect in their charter or bylaws or by resolution of the board of directors to be subject to all or part of a special subtitle which provides that:

      - the corporation will have a staggered board of directors;

      - any director may be removed only for cause and by the vote of two-thirds of the votes entitled to be cast in the election of directors generally (even if a lesser proportion is provided in the charter or bylaws);

      - the number of directors may only be set by the board of directors (even if the procedure is contrary to the charter or bylaws);

      - vacancies may only be filled by the remaining directors (even if the procedure is contrary to the charter or bylaws); and

      - the secretary of the corporation may call a special meeting of stockholders at the request of stockholders only on the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting (even if the procedure is contrary to the charter or bylaws).

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of Class A Common Stock upon redemption of Partnership Common Units, Class Three Partnership Preferred Units or Class Four Partnership Preferred Units of the AIMCO operating partnership or upon any sale of Class A Common Stock by the selling stockholders.

                              REDEMPTION OF UNITS

     After the first anniversary of becoming a holder of Partnership Common Units ("Common Units"), Class Three Partnership Preferred Units ("Class Three Preferred Units"), or Class Four Partnership Preferred Units ("Class Four Preferred Units") a limited partner has the right to require the AIMCO operating partnership to redeem all or a portion of his or her units in exchange for shares of Class A Common Stock or a cash amount, as the AIMCO operating partnership may determine. For each Common Unit, a limited partner is entitled to receive (i) cash in an amount equal to the average of the daily market prices of the Class A Common Stock for 10 consecutive trading days immediately preceding the date on which the general partner receives the limited partner's notice of redemption, or (ii) one share of Class A Common Stock. For each Class Three Preferred Unit, a limited partner is entitled to receive (i) cash in an amount equal to the liquidation preference of the Class Three Preferred Units ($25 per unit plus any accumulated, accrued and unpaid distributions), or (ii) a number of shares of Class A Common Stock equal to such cash amount divided by the average of the daily market price of the Class A Common Stock for the 10 consecutive trading days immediately preceding the fifth business day prior to the date on which the general partner receives the limited partner's notice of redemption. For each Class Four Preferred Unit, a limited partner is entitled to receive (i) cash in the amount of (x) the liquidation preference for Class Four Preferred Units ($25 per unit, plus any accumulated, accrued and unpaid distributions), plus, (y) if positive, the liquidation preference for a Class Four Preferred Unit (excluding any accumulated, accrued or unpaid distributions), multiplied by the quotient obtained by dividing (I) the amount by which the market value of the Class A Common Stock (calculated as of the date the General Partner receives the partner's notice of redemption) exceeds $45, by
(II) $45, or (ii) a number of shares of Class A Common Stock equal to such cash amount divided by the average of the daily market price of the Class A Common Stock for the 10 consecutive trading days immediately preceding the date on which the General Partner receives the partners's notice of redemption.

     To effect a redemption, a limited partner must give the general partner a notice of redemption along with written affidavits and certifications as to the limited partner's ownership of our securities, and compliance with the ownership limits in AIMCO's charter. The redemption rights are subject to specific limitations contained in the AIMCO operating partnership's agreement of limited partnership, such as the requirement that at least 500 units must be redeemed at any time and Class A Common Stock cannot be issued upon a redemption if such issuance would result in the ownership limits in AIMCO's charter being exceeded.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
                     OF AN EXCHANGE OR REDEMPTION OF UNITS

     The following summary is a general discussion of certain United States Federal income tax consequences to a unitholder that exercises its option to have all or a portion of its Common Units, Class Three Preferred Units or Class Four Preferred Units redeemed. This discussion is based upon the Internal Revenue Code of 1986 as amended (the "Code"), Treasury regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary is for general information only and does not purport to discuss all aspects of United States Federal income taxation which may be important to you in light of your specific investment or tax circumstances, or if you are subject to special tax rules (for example, if you are a financial institution, broker-dealer, insurance company, tax-exempt organization or, except to the extent discussed below, foreign investor, as determined for United States Federal income tax purposes). This summary assumes that units are held as capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS, and no opinion of counsel will be received, regarding the United States Federal, state, local or foreign tax consequences discussed herein.

     The United States Federal income tax consequences to a unitholder that exercises its option to have units redeemed depends in some instances on determinations of fact and interpretations of complex provisions of United States Federal income tax law. No clear precedent or authority may be available on some questions.

Accordingly, you should consult your tax advisor regarding the United States Federal, state, local and foreign tax consequences of an exchange or redemption of units in light of your specific tax situation.

EXCHANGE OR REDEMPTION OF UNITS

     If AIMCO acquires a unit tendered for redemption in exchange for shares of Class A Common Stock, a unitholder will recognize gain or loss in an amount equal to the difference between (i) the amount realized in the transaction (i.e., the sum of the cash and the fair market value of any shares of Class A Common Stock plus the amount of the AIMCO operating partnership liabilities allocable to such tendered unit at such time) and (ii) the unitholder's tax basis in such unit, which tax basis will be adjusted for the unit's allocable share of the AIMCO operating partnership's income, gain or loss for the taxable year of disposition. The tax liability resulting from the gain recognized on the disposition of a tendered unit could exceed the amount of cash and the fair market value of any shares of Class A Common Stock received in exchange therefor.

     If the AIMCO operating partnership redeems a tendered unit with cash (which is not contributed by AIMCO to effect the redemption), the tax consequences generally would be the same as described in the preceding paragraph, except that if the AIMCO operating partnership redeems less than all of a unitholder's units, the unitholder would recognize no taxable loss and would recognize taxable gain only to the extent that the cash, plus the amount of the AIMCO operating partnership liabilities allocable to the redeemed units, exceeded the unitholder's adjusted tax basis in all of such unitholder's units immediately before the redemption.

DISGUISED SALES

     Under the Code, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a disguised sale if (i) the second transfer would not have occurred but for the first transfer and (ii) the second transfer is not dependent on the entrepreneurial risks of the partnership's operations. In a disguised sale, the partner is treated as if he or she sold the contributed property to the partnership as of the date the property was contributed to the partnership. Transfers of money or other property between a partnership and a partner that are made within two years of each other, including redemptions of units made within two years of a unitholder's contribution of property to the AIMCO operating partnership, must be reported to the IRS and are presumed to be a disguised sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.

     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, a redemption of units, particularly Class Three Preferred Units, by the AIMCO operating partnership within two years of the date of a unitholder's contribution of property to the AIMCO operating partnership may be treated as a disguised sale. If this treatment were to apply, such unitholder would be treated for United States Federal income tax purposes as if, on the date of its contribution of property to the AIMCO operating partnership, the AIMCO operating partnership transferred to it an obligation to pay it the redemption proceeds. In that case, the unitholder would be required to recognize gain on the disguised sale in such earlier year.

CHARACTER OF GAIN OR LOSS RECOGNIZED

     Except as described below, the gain or loss that a unitholder recognizes on a sale, exchange or redemption of a tendered unit will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if the holding period for the unit exceeds 12 months. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum United States Federal income tax rate of 20%. If the amount realized with respect to a unit that is attributable to a unitholder's share of unrealized receivables of the AIMCO operating partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, unrealized receivables include depreciation recapture for certain types of property. In addition, the maximum United States Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include the sale or exchange of a unit to AIMCO, but not the redemption of a unit by the AIMCO operating partnership) held for more than 12 months is currently

25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as unrealized receivables.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. Any net losses or credits attributable to the publicly traded partnership may only be offset against future income of the publicly traded partnership.

     AIMCO believes and intends to take the position that the AIMCO operating partnership should not be classified as a publicly traded partnership because
(i) the units are not traded on an established securities market and (ii) the units should not be considered readily tradeable on a secondary market or the substantial equivalent thereof. The determination of whether interests in a partnership are readily tradeable on a secondary market or the substantial equivalent thereof, however, depends on various facts and circumstances (including facts that are not within the control of the AIMCO operating partnership). No assurance can be given that the IRS will not assert that the AIMCO operating partnership is a publicly traded partnership, or that facts and circumstances will not develop which could cause the AIMCO operating partnership to become a publicly traded partnership. The following discussion assumes that the AIMCO operating partnership is, and will continue to be, classified and taxed as a partnership, and not a publicly traded partnership, for United States Federal income tax purposes.

     Accordingly, if a unitholder tenders all or a portion of its units and recognizes a gain on the sale, exchange or redemption, it may be entitled to use its current and suspended passive activity losses (if any) from the AIMCO operating partnership and other passive sources to offset that gain. If a unitholder tenders all or a portion of its units and recognizes a loss on such sale, it may be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of its passive activity income from the AIMCO operating partnership for that year (if any) plus any passive activity income from other sources for that year. In addition, if a unitholder tenders all of its units, the balance of any suspended losses from the AIMCO operating partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) against any other income of such unitholder for that year, regardless of the character of that income. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from the AIMCO operating partnership or other investments that may be used to offset gain from the sale, exchange or redemption of your units tendered for redemption.

TAX REPORTING

     If a unitholder tenders a unit and such unit is acquired by AIMCO or the AIMCO operating partnership, the unitholder must report the transaction by filing a statement with its United States Federal income tax return for the year of the disposition which provides certain required information to the IRS. To prevent the possible application of back-up United States Federal income tax withholding of 31% with respect to payment of the consideration, a unitholder must provide AIMCO or the AIMCO operating partnership with its correct taxpayer identification number.

FOREIGN OFFEREES

     Gain recognized by a foreign person on a sale, exchange or redemption of a unit tendered for redemption will be subject to United States Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ( "FIRPTA"). If you are a foreign person, AIMCO or the AIMCO operating partnership will be required, under the FIRPTA provisions of the Code, to deduct and withhold 10% of the amount realized by you on the disposition. The amount withheld would be creditable against your United States Federal income tax liability and, if the amount withheld exceeds your actual tax liability, you could claim a refund from the IRS by filing a Federal income tax return.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE, EXCHANGE OR REDEMPTION OF UNITS TENDERED FOR REDEMPTION.

        COMPARISON OF PARTNERSHIP COMMON UNITS AND CLASS A COMMON STOCK

                COMMON UNITS                               CLASS A COMMON STOCK
                ------------                               --------------------
                                    NATURE OF INVESTMENT

The Common Units constitute equity interests   The Class A Common Stock constitutes equity
in the AIMCO operating partnership, a          interests in AIMCO, a Maryland corporation.
Delaware limited partnership.

                                       VOTING RIGHTS

Under the partnership agreement, limited       Each outstanding share of Class A Common
partners have voting rights only with respect  Stock entitles the holder thereof to one vote
to certain limited matters such as certain     on all matters submitted to stockholders for
amendments and termination of the partnership  vote, including the election of directors.
agreement and certain transactions such as     Holders of Class A Common Stock have the
the institution of bankruptcy proceedings, an  right to vote on, among other things, a
assignment for the benefit of creditors and    merger of AIMCO, amendments to the AIMCO
certain transfers by the General Partner of    charter and the dissolution of AIMCO. Certain
its interest in the AIMCO operating            amendments to the AIMCO charter require the
partnership or the admission of a successor    affirmative vote of not less than two-thirds
general partner.                               of votes entitled to be cast on the matter.
                                               The AIMCO charter permits the AIMCO Board of
                                               Directors to classify and issue capital stock
                                               in one or more series having voting power
                                               which may differ from that of the Class A
                                               Common Stock.

                                               Under Maryland law, a consolidation, merger,
                                               share exchange or transfer of all or
                                               substantially all of the assets of AIMCO
                                               requires the affirmative vote of not less
                                               than two-thirds of all of the votes entitled
                                               to be cast on the matter. With respect to
                                               each of these transactions, only the holders
                                               of Class A Common Stock are entitled to vote
                                               on the matters. No approval of the
                                               stockholders is required for the sale of less
                                               than all or substantially all of AIMCO's
                                               assets.

                                               Maryland law provides that the AIMCO Board of
                                               Directors must obtain the affirmative vote of
                                               at least two-thirds of the votes entitled to
                                               be cast on the matter in order to dissolve
                                               AIMCO. Only the holders of Class A Common
                                               Stock are entitled to vote on AIMCO's
                                               dissolution.

                                  DISTRIBUTIONS/DIVIDENDS

Subject to the rights of holders of any        Holders of the Class A Common Stock are
outstanding Preferred Units, the partnership   entitled to receive dividends when and as
agreement requires the General Partner to      declared by the AIMCO Board of Directors, out
cause the AIMCO operating partnership to       of funds legally available therefor.
distribute quarterly all, or such portion as
the General Partner may in its sole and        Under the REIT rules, AIMCO is required to
absolute discretion determine, of Available    distribute dividends (other than capital gain
Cash (as such term is defined in the           dividends) to its stockholders in an amount
partnership agreement) generated by the AIMCO  at least equal to (A) the sum of (i) 95% (90%
operating partnership during such quarter to   after 2000) of AIMCO's "REIT taxable income"
the General Partner, the Special Limited       (computed without regard to the dividends
Partner and the holders of Common Units on     paid deduction and AIMCO's net capital gain)
the record date established by the General     and (ii) 95% (90% after 2000) of the net
Partner with respect to such quarter, in       income (after tax), if any, from
accordance with their respective interests in
the AIMCO operating partner-

                COMMON UNITS                               CLASS A COMMON STOCK
                ------------                               --------------------
ship on such record date. Holders of any       foreclosure property, minus (B) the sum of
other preferred units issued in the future     certain items of noncash income.
may have priority over the General Partner,
the Special Limited Partner and holders of
Common Units with respect to distributions of
Available Cash, distributions upon
liquidation or other distributions. The
General Partner in its sole and absolute
discretion may distribute to the holders of
Common Units Available Cash on a more
frequent basis and provide for an appropriate
record date. The partnership agreement
requires the General Partner to take such
reasonable efforts, as determined by it in
its sole and absolute discretion and
consistent with the REIT requirements, to
cause the AIMCO operating partnership to
distribute sufficient amounts to enable the
General Partner to transfer funds to AIMCO
and enable AIMCO to pay stockholder dividends
that will (i) satisfy the requirements for
qualifying as a REIT under the Internal
Revenue Code, and the Treasury Regulations
and (ii) avoid any United States federal
income or excise tax liability of AIMCO.
                          LIQUIDITY AND TRANSFERABILITY/REDEMPTION

There is no public market for the Common       The Class A Common Stock is transferable
Units and the Common Units are not listed on   subject to the Ownership Limit set forth in
any securities exchange.                       the AIMCO charter. The Class A Common Stock
                                               is listed on the New York Stock Exchange. The
                                               Class A Common Stock is not redeemable.

Under the partnership agreement, until the expiration of one year from the date on which a holder acquired Common Units, subject to certain exceptions, such holder may not transfer all or any portion of its Common
Units to any transferee without the consent of the General Partner, which consent may be withheld in its sole and absolute discretion.
After the expiration of one year, such holder has the right to transfer all or any portion of its Common Units to any person, subject to the satisfaction of those conditions specified in the partnership agreement, including the General Partner's right of first refusal.

After the first anniversary of becoming a holder of Common Units, a limited partner has the right, subject to the terms and conditions of the partnership agreement to require the AIMCO operating partnership to redeem all or a portion of the Common Units held by such party in exchange for shares of Class A Common Stock or a cash amount equal to the value of such shares, as the AIMCO operating partnership may elect. Upon receipt of a notice of redemption, the AIMCO operating partnership may, in its sole and absolute discretion but subject to the restrictions on the ownership of Class A
Common Stock imposed under the AIMCO charter and the transfer restric-

                COMMON UNITS                               CLASS A COMMON STOCK
                ------------                               --------------------
tions and other limitations thereof, elect to
cause AIMCO to acquire some or all of the
tendered Common Units in exchange for Class A
Common Stock, based on an exchange ratio of
one share of Class A Common Stock for each
Common Unit, subject to adjustment as
provided in the partnership agreement.

             COMPARISON OF CLASS THREE PARTNERSHIP PREFERRED UNITS
                            AND CLASS A COMMON STOCK

         CLASS THREE PREFERRED UNITS                       CLASS A COMMON STOCK
         ---------------------------                       --------------------
                                    NATURE OF INVESTMENT

The Class Three Preferred Units constitute     The Class A Common Stock constitutes equity
equity interests in the AIMCO operating        interests in AIMCO, a Maryland corporation.
partnership, a Delaware limited partnership.
The Class Three Preferred Units are entitled
to distribution and liquidation preferences
over the Common Units.
                                       VOTING RIGHTS

Except as otherwise required by applicable     Each outstanding share of Class A Common
law or in the AIMCO operating partnership's    Stock entitles the holder thereof to one vote
agreement of limited partnership, the holders  on all matters submitted to stockholders for
of the Class Three Preferred Units will have   vote, including the election of directors.
the same voting rights as holders of the       Holders of Class A Common Stock have the
Common Units. So long as any Class Three       right to vote on, among other things, a
Preferred Units are outstanding, in addition   merger of AIMCO, amendments to the AIMCO
to any other vote or consent of partners       charter and the dissolution of AIMCO. Certain
required by law or by the AIMCO operating      amendments to the AIMCO charter require the
partnership's agreement of limited             affirmative vote of not less than two-thirds
partnership, the affirmative vote or consent   of votes entitled to be cast on the matter.
of holders of at least 50% of the outstanding  The AIMCO charter permits the AIMCO Board of
Class Three Preferred Units will be necessary  Directors to classify and issue capital stock
for effecting any amendment of any of the      in one or more series having voting power
provisions of the Partnership Unit             which may differ from that of the Class A
Designation of the Class Three Preferred       Common Stock.
Units that materially and adversely affects
the rights or preferences of the holders of    Under Maryland law, a consolidation, merger,
the Class Three Preferred Units. The creation  share exchange or transfer of all or
or issuance of any class or series of AIMCO    substantially all of the assets of AIMCO
operating partnership units, including,        requires the affirmative vote of not less
without limitation, any AIMCO operating        than two-thirds of all of the votes entitled
partnership units that may have rights junior  to be cast on the matter. With respect to to, on a parity with or senior or superior to  each of these transactions, only the holders
the Class Three Preferred Units, will not be   of Class A Common Stock are entitled to vote
deemed to materially adversely affect the      on the matters. No approval of the
rights or preferences of the holders of Class  stockholders is required for the sale of less
Three Preferred Units. With respect to the     than all or substantially all of AIMCO's
exercise of the above described voting         assets.
rights, a holder of Class Three Preferred
Units will be entitled to one vote per unit.   Maryland law provides that the AIMCO Board of
                                               Directors must obtain the affirmative vote of
                                               at least two-thirds of the votes entitled to
                                               be cast on the matter in order to dissolve
                                               AIMCO. Only the holders of Class A Common
                                               Stock are entitled to vote on AIMCO's
                                               dissolution.

         CLASS THREE PREFERRED UNITS                       CLASS A COMMON STOCK
         ---------------------------                       --------------------
                                  DISTRIBUTIONS/DIVIDENDS

Holders of Class Three Preferred Units are     Holders of the Class A Common Stock are
entitled to receive, when and as declared by   entitled to receive dividends when and as
the board of directors of the General Partner  declared by the AIMCO Board of Directors, out of the AIMCO operating partnership, quarterly  of funds legally available therefor.
cumulative cash distributions at an initial
rate equal to 9.5% of the liquidation value    Under the REIT rules, AIMCO is required to
per Class Three Preferred Unit per year, or    distribute dividends (other than capital gain
$0.59375 per Class Three Preferred Unit. On    dividends) to its stockholders in an amount
December 21, 2004 and on each subsequent       at least equal to (A) the sum of (i) 95% (90%
fifth anniversary of such date, the AIMCO      after 2000) of AIMCO's "REIT taxable income"
operating partnership will adjust the annual   (computed without regard to the dividends
distribution rate to the lower of (x) the      paid deduction and AIMCO's net capital gain)
rate in effect prior to such adjustment, or    and (ii) 95% (90% after 2000) of the net
(y) the dividend yield on the most recently    income (after tax), if any, from foreclosure
issued AIMCO qualifying preferred stock.       property, minus (B) the sum of certain items
However, if no such qualifying preferred       of noncash income.
stock of AIMCO is then listed on the New York
Stock Exchange, then the annual distribution
rate will automatically be adjusted to be
equal the lesser of (x) the rate in effect
prior to such adjustment or (y) the weighted
average of the preferred stock dividends
yields, as of such date, of each qualifying
preferred stock issued by REITs other than
AIMCO that has been outstanding during the
entire year immediately preceding the date of
calculation. Each such class of qualifying
preferred stock shall be weighted for its
total market value. Dividend yield is the
quotient obtained by dividing (i) the
aggregate dollar amount of dividends payable
on one share of a class or series of capital
stock, in accordance with its terms, for the
12 month period ending on the dividend
payment date immediately preceding such
calculation, by (ii) the market value of one
share of such stock as of such calculation
date. "Qualifying preferred stock" means any
class or series of non-convertible perpetual
preferred stock that (i) has been issued by a
corporation that has elected to be taxed as a
REIT, (ii) has a fixed rate of distributions
or dividends, (iii) has a fixed liquidation
preference (and which entitles the holder
thereof to no payments other than the payment
of distributions at a fixed rate and the
payment of a fixed liquidation preference),
(iv) is listed on the New York Stock
Exchange, (v) cannot be redeemed at the
option of the issuer until five years after
the first issuance of such class or series of
preferred stock and that, at the date of the
adjustment of the distribution amount (or, if
applicable, as of the date the calculation of
the weighted average yield of preferred
stocks is being made for purposes hereof in
respect of such date) cannot be so redeemed
and (vi) is issued by an issuer the unsecured
debt of which has an average rating

         CLASS THREE PREFERRED UNITS                       CLASS A COMMON STOCK
         ---------------------------                       --------------------
from Moody's Investors Services, Inc.,
Standard and Poors Rating Services or Duff &
Phelps Credit Rating Co. in a category that
is one rating category below the average
rating, as of such date, of AIMCO's unsecured
debt.
                          LIQUIDITY AND TRANSFERABILITY/REDEMPTION

There is no public market for the Class Three  The Class A Common Stock is transferable
Preferred Units and the Class Three Preferred  subject to the Ownership Limit set forth in
Units are not listed on any securities         the AIMCO charter. The Class A Common Stock
exchange.                                      is listed on the New York Stock Exchange. The
                                               Class A Common Stock is not redeemable.

Under the partnership agreement, until the expiration of one year from the date on which a holder acquired Class Three Preferred
Units, subject to certain exceptions, such holder may not transfer all or any portion of its Class Three Preferred Units to any transferee without the consent of the General
Partner, which consent may be withheld in its sole and absolute discretion. After the expiration of one year, such holder has the right to transfer all or any portion of its Class Three Preferred Units to any person, subject to the satisfaction of those conditions specified in the partnership agreement including the General Partner's right of first refusal.
After the first anniversary of becoming a holder of Class Three Preferred Units, a limited partner has the right to require the AIMCO operating partnership to redeem Class
Three Preferred Units in exchange for, at the AIMCO operating partnership's option, (i) cash in an amount equal to the liquidation preference of the Class Three Preferred Units
($25 per unit, plus any accumulated, accrued and unpaid distributions) tendered for redemption, or (ii) a number of shares of Class A Common Stock equal to such cash amount divided by the average of the daily market prices of the Class A Common Stock for the 10 consecutive trading days immediately preceding the fifth business day prior to the date on which the General Partner receives the limited partner's notice of redemption.

              COMPARISON OF CLASS FOUR PARTNERSHIP PREFERRED UNITS
                            AND CLASS A COMMON STOCK

         CLASS FOUR PREFERRED UNITS                        CLASS A COMMON STOCK
         --------------------------                        --------------------
                                    NATURE OF INVESTMENT

The Class Four Preferred Units constitute      The Class A Common Stock constitutes equity
equity interests in the AIMCO operating        interests in AIMCO, a Maryland corporation.
partnership, a Delaware limited partnership.
The Class Four Preferred Units are entitled
to distribution and liquidation preferences
over the Common Units.

                                       VOTING RIGHTS

Except as otherwise required by applicable     Each outstanding share of Class A Common
law or in the AIMCO operating partnership's    Stock entitles the holder thereof to one vote
agreement of limited partnership, the holders  on all matters submitted to stockholders for
of the Class Four Preferred Units will have    vote, including the election of directors.
the same voting rights as holders of the       Holders of Class A Common Stock have the
Common Units. So long as any Class Four        right to vote on, among other things, a
Preferred Units are outstanding, in addition   merger of AIMCO, amendments to the AIMCO
to any other vote or consent of partners       charter and the dissolution of AIMCO. Certain
required by law or by the AIMCO operating      amendments to the AIMCO charter require the
partnership's agreement of limited             affirmative vote of not less than two-thirds
partnership, the affirmative vote or consent   of votes entitled to be cast on the matter.
of holders of at least 50% of the outstanding  The AIMCO charter permits the AIMCO Board of
Class Four Preferred Units will be necessary   Directors to classify and issue capital stock
for effecting any amendment of any of the      in one or more series having voting power
provisions of the Partnership Unit             which may differ from that of the Class A
Designation of the Class Four Preferred Units  Common Stock.
that materially and adversely affects the
rights or preferences of the holders of the    Under Maryland law, a consolidation, merger,
Class Four Preferred Units. The creation or    share exchange or transfer of all or
issuance of any class or series of AIMCO       substantially all of the assets of AIMCO
operating partnership units, including,        requires the affirmative vote of not less
without limitation, any AIMCO operating        than two-thirds of all of the votes entitled
partnership units that may have rights senior  to be cast on the matter. With respect to
or superior to the Class Four Preferred        each of these transactions, only the holders
Units, will not be deemed to materially        of Class A Common Stock are entitled to vote
adversely affect the rights or preferences of  on the matters. No approval of the
the holders of Class Four Preferred Units.     stockholders is required for the sale of less
With respect to the exercise of the above      than all or substantially all of AIMCO's
described voting rights, each Class Four       assets.
Preferred Unit will have one (1) vote per
Class Four Preferred Unit.                     Maryland law provides that the AIMCO Board of
                                               Directors must obtain the affirmative vote of
                                               at least two-thirds of the votes entitled to
                                               be cast on the matter in order to dissolve
                                               AIMCO. Only the holders of Class A Common
                                               Stock are entitled to vote on AIMCO's
                                               dissolution.

                                  DISTRIBUTIONS/DIVIDENDS

Holders of Class Four Preferred Units are      Holders of the Class A Common Stock are
entitled to receive, when and as declared by   entitled to receive dividends when and as
the board of directors of the General Partner  declared by the AIMCO Board of Directors, out of the AIMCO operating partnership, quarterly  of funds legally available therefor.
cumulative cash distributions at the rate of
$0.50 per Class Four Preferred Unit.           Under the REIT rules, AIMCO is required to
                                               distribute dividends (other than capital gain

         CLASS FOUR PREFERRED UNITS                        CLASS A COMMON STOCK
         --------------------------                        --------------------
                                               dividends) to its stockholders in an amount
                                               at least equal to (A) the sum of (i) 90% of
                                               AIMCO's "REIT taxable income" (computed
                                               without regard to the dividends paid
                                               deduction and AIMCO's net capital gain) and
                                               (ii) 90% of the net income (after tax), if
                                               any, from foreclosure property, minus (B) the
                                               sum of certain items of noncash income.

                    LIQUIDITY AND TRANSFERABILITY/REDEMPTION/CONVERSION
There is no public market for the Class Four   The Class A Common Stock is transferable
Preferred Units and the Class Four Preferred   subject to the Ownership Limit set forth in
Units are not listed on any securities         the AIMCO charter. The Class A Common Stock
exchange.                                      is listed on the New York Stock Exchange. The
                                               Class A Common Stock is not redeemable or
                                               convertible.
Under the partnership agreement, until the
expiration of one year from the date on which
a holder acquired Class Four Preferred Units,
subject to certain exceptions, such holder
may not transfer all or any portion of its
Class Four Preferred Units to any transferee
without the consent of the General Partner,
which consent may be withheld in its sole and
absolute discretion. After the expiration of
one year, such holder has the right to
transfer all or any portion of its Class Four
Preferred Units to any person, subject to the
satisfaction of those conditions specified in
the partnership agreement, including the
General Partner's right of first refusal.
After the first anniversary of becoming a
holder of Class Four Preferred Units a holder
has the right, subject to the terms and
conditions of the partnership agreement, to
require the AIMCO operating partnership to
redeem all or a portion of the Class Four
Preferred Units held by such party in
exchange for, at the AIMCO operating
partnership's option, (i) cash in the amount
equal to (x) the liquidation preference of
the Class Four Preferred Units ($25 per unit,
plus any accumulated, accrued and unpaid
distributions) tendered for redemption, plus,
(y) if positive, liquidation preference of a
Class Four Preferred Unit (excluding any
accumulated, accrued or unpaid distributions)
tendered for redemption, multiplied by the
quotient obtained by dividing (I) the amount
by which the market value of the Class A
Common Stock (calculated as of the date the
General Partner receives the partner's notice
of redemption) exceeds $45, by (II) $45, or
(ii) a number of shares of Class A Common
Stock equal to such cash amount

         CLASS FOUR PREFERRED UNITS                        CLASS A COMMON STOCK
         --------------------------                        --------------------
divided by the average of the daily market
price of the Class A Common Stock for the 10
consecutive trading days immediately
preceding the date on which the General
Partner receives the partner's notice of
redemption.
The Class Four Preferred Units are
convertible into the number of Common Units
per Class Four Preferred Unit obtained by
dividing the liquidation preference
(excluding any accumulated, accrued and
unpaid distributions) per Class Four
Preferred Unit by the conversion price in
effect at the time and on the date of the
conversion. The conversion price is $45, but
is subject to adjustment for stock splits and
similar transactions with respect to the
Class A Common Stock.
If, as of any date, on or after the second
anniversary of the date of original issuance,
the internal rate of return on the Class Four
Preferred Units exceeds 12.5%, then the AIMCO
operating partnership will have the right,
but not the obligation, to cause the issued
and outstanding Class Four Preferred Units to
be converted, in whole or in part, into the
number of Common Units per Class Four
Preferred Unit obtained by dividing the
liquidation preference (excluding any
accumulated, accrued and unpaid
distributions) per Class Four Preferred Unit
by the conversion price in effect at the time
and on the date of the conversion.

                              SELLING STOCKHOLDERS

     This prospectus relates to periodic offers and sales of up to 3,354,328 shares of Class A Common Stock by the selling stockholders listed and described below and their pledgees, donees and other successors in interest (collectively, the "selling stockholders"). The following table sets forth certain information with respect to the selling stockholders and their beneficial ownership of shares of Class A Common Stock as of the date hereof. None of the named selling stockholders holds any position, office or has had any other material relationship with us, or any of our predecessors or affiliates, during the past three years. The shares owned by each selling stockholder represents less than 1% of the shares of Class A Common Stock outstanding as of February 1, 2001, except for Roy H. Lambert, whose shares represent approximately 1% of the outstanding shares. All of the shares owned by the selling stockholders may be offered hereby. Because the selling stockholders may sell some or all of the shares owned by them, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of such shares, no estimate can be given as to the number of shares that will be held by the selling stockholders upon termination of any offering made hereby. If all the shares offered hereby are sold, the selling stockholders will not own any shares after the offering.

                                                               SHARES ISSUABLE IN
                                                                  EXCHANGE FOR:
                                                          -----------------------------
                                                           COMMON
SELLING STOCKHOLDER                                       UNITS(1)   PREFERRED UNITS(2)     TOTAL
-------------------                                       --------   ------------------   ---------
Bailen & Bailen Partnership............................    25,691           15,848           19,003
Bailen, Frank..........................................       141                               141
Bailen, J. Lewis.......................................                      9,843            9,843
Bailen, Jay Edwin......................................       121              243              364
Bailen, Thelma.........................................                        485              485
Bash, Kenneth & Joyce S................................                      6,768            6,768
Bonar, Ronald L. ......................................                      1,136            1,136
Becker, David J. ......................................                     14,796           14,796
Beytsch, John R. ......................................                      7,082            7,082
Bosler, Lynn...........................................     1,136                             1,136
Brownsher, Norman D. ..................................     1,998                             1,998
Buckley, Harold E. ....................................                     21,733           21,733
Chen, Phoebe...........................................                      1,131            1,131
Cofel, William E. .....................................     2,145                             2,145
Cooley Family Trust....................................     3,486            6,982           10,468
Cox, W. H., II.........................................       500            1,002            1,502
Cozad, Kristie R. .....................................     2,448                             2,448
Cozard, Muriel J.......................................                     23,699           23,699
Craig Sterling, Ruffin, MD.............................                      4,002            4,002
Crater, Roy............................................                     25,424           25,424
Curlin, John P. .......................................       999            2,001            3,000
Deanda, Manuel.........................................                    115,626          115,626
Derrenbacker, Robert A. ...............................     2,299            4,603            6,902
Downs, Delores Porter..................................                      8,809            8,809
Eades, David C. .......................................    90,903          211,339          302,242
Eades, Helen Virginia..................................     6,187           12,388           18,575
Edwards, William R.....................................                      2,001            2,001
Evans, Dean E. ........................................                      2,276            2,276
Fiedler, H.E. .........................................     6,746            5,791           12,537
Fischman, Charles M. ..................................     5,539                             5,539
Freeland, Richard J. ..................................     2,840            5,685            8,525
Fricke, Gerald V. .....................................                     17,862           17,862
Greenmann, Harvey W. ..................................     3,438            6,882           10,320
Grill, Katherine A. ...................................       715            2,860            3,575
Gunn, Diane M. ........................................                     21,324           21,324

                                                               SHARES ISSUABLE IN
                                                                  EXCHANGE FOR:
                                                          -----------------------------
                                                           COMMON
SELLING STOCKHOLDER                                       UNITS(1)   PREFERRED UNITS(2)     TOTAL
-------------------                                       --------   ------------------   ---------
Hagedorn, Lloyd J. ....................................                      2,276            2,276
Hamilton, David R. ....................................     5,711            5,005           10,716
Hanson, James D. ......................................     7,209                             7,209
Hatch, Dianne..........................................     1,309                             1,309
Hauge, Jord C. ........................................                      9,843            9,843
Haynes, Fredrick P. ...................................                      7,082            7,082
Healey, John W. .......................................    47,312                            47,312
Heeringa, Peter........................................                     25,987           25,987
Henderson, Steve L. ...................................     1,190            4,836            6,026
Horning, Dorothy S. ...................................                     11,893           11,893
House, Ben F. .........................................     7,991                             7,991
Humpherys, Stephen R. .................................     7,209                             7,209
Jarman, Betty..........................................                      3,459            3,459
Lambert, Phillip A. ...................................                      3,576            3,576
Lambert, Roy H. .......................................   232,775          492,576          725,351
Lansford, Annette......................................     1,998                             1,998
Lee, Lawrence H. ......................................                      2,276            2,276
Linke, Charles M. .....................................     7,209                             7,209
Lovell, Calvin E. .....................................    17,719                            17,719
Lowes, Amelia E. ......................................     1,191            3,576            4,767
Lyons, Phillip J. .....................................     1,841            1,229            3,070
Mandle, Robert B. .....................................     1,769            3,542            5,311
McGrath, John M. ......................................                     17,862           17,862
McMillan, Carl F. .....................................                     17,366           17,366
Merrill, Margery A. ...................................     8,840                             8,840
Miller, Gerald S. .....................................                     19,296           19,296
Miller, Ruth Smith.....................................                      7,217            7,217
Monstavicious, Algred..................................       999                               999
Morgan, Keith, Jr. ....................................     1,803            2,889            4,692
Nathan, Emily..........................................       160              351              511
Nathan, Jeffrey L. ....................................       117              247              364
Patterson, Janet Bowie.................................                      9,843            9,843
Petticrew, C. Richard..................................    18,321                            18,321
Petticrew, Jeffrey B. .................................    13,123                            13,123
Piper, Barbara L. .....................................     5,432                             5,432
Piper, John E. ........................................     4,868                             4,868
Piper, William F. .....................................    33,429          105,748          139,177
Piper II, William F. ..................................     5,432                             5,432
Prentiss, James H. ....................................    10,596                            10,596
Price, James A. .......................................    10,128                            10,128
Pryor, Fred Howard.....................................     3,996                             3,996
Purdie, John A. .......................................     2,642           12,340           14,982
Quinlan, Joseph........................................                      2,276            2,276
Regency Associates, LP.................................                     21,878           21,878
Regency Windsor Capital Inc. ..........................     8,265          110,652          118,917
Regency Windsor Liquidity Fund.........................                    246,360          246,360
Regency Windsor Management Inc. .......................    49,130          144,405          193,535
Roberson, Roger T. ....................................                      4,002            4,002
Robertson, Marie Antoinette............................    30,286          181,920          212,206
Sabin, Nellie M. ......................................     4,774                             4,774
Salyer, Diane C. ......................................     1,998                             1,998
Schmidt, Adoph M. .....................................     2,272                             2,272

                                                               SHARES ISSUABLE IN
                                                                  EXCHANGE FOR:
                                                          -----------------------------
                                                           COMMON
SELLING STOCKHOLDER                                       UNITS(1)   PREFERRED UNITS(2)     TOTAL
-------------------                                       --------   ------------------   ---------
Scott, Michaela........................................     7,305                             7,305
Shapland, George T. ...................................    29,594                            29,594
Shapland, Joann........................................     9,637                             9,637
Shippel, Pessie........................................                      2,276            2,276
Smith, Jeanette E. ....................................                     17,862           17,862
Spickler, Melissa B. Plotkin-..........................       500            1,002            1,502
Thorstenson, E. Diane..................................    29,594                            29,594
Thompson, James R. ....................................                      8,920            8,920
Twardock, Mary K. .....................................     1,998                             1,998
Viera, Victor Rodriquez................................     8,920                             8,920
Wham, Fred L. .........................................     4,916                             4,916
Wham, Richard A. ......................................     4,916                             4,916
Whipple, Lloyd G. .....................................     8,447                             8,447
Wilson, Thomas R. .....................................     8,920                             8,920
Wimpy, Floyd Ron.......................................                      4,623            4,623
Wong, William..........................................     4,470            8,950           13,420
Woods, Arthur H. ......................................     8,733                             8,733
Wyld, Jeanne-Marie.....................................                     19,296           19,296
Zion, Victor M. .......................................    17,719                            17,719
Person or entities who acquired Class Four Preferred
  Units of the AIMCO operating partnership in December
  1999.................................................                    410,508(3)       410,508
                                                          -------        ---------        ---------
          TOTAL........................................   840,645        2,513,683        3,354,328
                                                          =======        =========        =========

---------------

(1) Represents the number shares of Class A Common Stock that may be issued by us from time to time in exchange for an equal number of Common Units held by the selling stockholders.

(2) Unless otherwise indicated, represents the number of shares of Class A Common Stock that may be issued by us from time to time in exchange for Class Three Preferred Units held by the selling stockholders at an exchange ratio of 1.25 shares of Class A Common Stock for each Class Three Preferred Unit (assuming a market price of $20 per share of Class A Common Stock).

(3)Represents the number of shares of Class A Common Stock that may be issued by us from time to time in exchange for Class Four Preferred Units held by the selling stockholders at an exchange ratio of 1.25 shares of Class A Common Stock for each Class Four Preferred Unit (assuming a market price of $20 per share of Class A Common Stock).

                              PLAN OF DISTRIBUTION

     This prospectus relates to the possible issuance by AIMCO of up to 3,354,328 shares of Class A Common Stock in exchange for 860,645 Common Units, 1,682,485 Class Three Preferred Units and 938,910 Class Four Preferred Units. This prospectus also relates to the offer and sale from time to time by the selling stockholders of up to 3,354,328 shares of Class A Common Stock. The selling stockholders may sell shares from time to time in one or more transactions, which may include underwritten offerings, sales in open market or block transactions on the New York Stock Exchange, or such other national securities exchange or automated interdealer quotation system on which shares of Class A Common Stock are then listed or quoted, sales in the over-the-counter market, privately negotiated transactions, put or call options transactions relating to the shares, short sales of shares, hedging transactions, or in transactions in which shares may be delivered in connection with issuance of securities by issuers other than AIMCO that are exchangeable for or payable in such shares, distributions to beneficiaries, partners, members, or stockholders of the selling stockholders or a combination of such methods of sale or by any other legally available means, at market prices prevailing at the time of sale, at prices related to prevailing market prices at the time of the sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. In addition, any of the shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act"), may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, such broker-dealers may arrange for other broker-dealers to participate.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of our Class A Common Stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions of securities offered hereby, which securities the broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction.)

     If shares are sold in an underwritten offering, the shares will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices at the time of the sale or at negotiated prices. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters may sell shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     Depending upon the circumstances of any sale hereunder, the selling stockholders and any underwriter or broker-dealer who acts in connection with the sale of shares hereunder may be deemed to be "underwriters," within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

     The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     In order to comply with the securities laws of certain jurisdictions, the securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption or federal preemption from registration or qualification is available and is complied with.

     We have agreed to pay all expenses in connection with the registration of the shares being offered hereby. Selling stockholders are responsible for paying broker's commissions, underwriting discounts and any other selling expenses, as well as fees and expenses of selling stockholders' counsel.

     We have agreed to indemnify certain of the selling stockholders, and their respective officers and directors and any person who controls such selling stockholders, against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act. We or the selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Upon our being notified by a selling stockholder that any material arrangement has been entered into with an underwriter or a broker-dealer for the sale of shares through a special offering, block trade, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon our being notified by a named selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

            FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS

     The following is a discussion of certain Federal income tax consequences resulting from the acquisition of, holding, exchanging, and otherwise disposing of AIMCO Class A common stock. This discussion is based upon the Internal Revenue Code, the Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this prospectus and all of which are subject to change or differing interpretations, possibly retroactively. This discussion is also based on the assumptions that the operation of AIMCO, the AIMCO operating partnership and the limited liability companies and limited partnerships in which they own controlling interests (collectively, the "Subsidiary Partnerships") will be in accordance with their respective organizational documents and partnership agreements. This discussion is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular investor in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for Federal income tax purposes). This discussion assumes that investors will hold their AIMCO stock as capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

     THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF AIMCO STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, EACH UNIT HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF AIMCO CLASS A COMMON STOCK AND OF AIMCO'S ELECTION TO BE

SUBJECT TO TAX, FOR FEDERAL INCOME TAX PURPOSES, AS A REAL ESTATE INVESTMENT TRUST.

     General. The REIT provisions of the Internal Revenue Code are highly technical and complex. The following summary sets forth certain aspects of the provisions of the Internal Revenue Code that govern the Federal income tax treatment of a REIT and its stockholders. This discussion is based upon the applicable Internal Revenue Code provisions, Regulations, and administrative and judicial interpretations thereof, all of which are subject to change, possibly retroactively.

     AIMCO has elected to be taxed as a REIT under the Internal Revenue Code commencing with its taxable year ended December 31, 1994, and AIMCO intends to continue such election. Although AIMCO believes that, commencing with AIMCO's initial taxable year ended December 31, 1994, AIMCO was organized in conformity with the requirements for qualification as a REIT, and its actual method of operation has enabled, and its proposed method of operation will enable, it to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code, no assurance can be given that AIMCO has been or will remain so qualified. Such qualification and taxation as a REIT depends upon AIMCO's ability to meet, through actual annual operating results, distribution levels requirements regarding diversity of stock ownership, and the various qualification tests imposed under the Internal Revenue Code as discussed below. No assurance can be given that the actual results of AIMCO's operation for any one taxable year will satisfy such requirements. See "-- Failure to Qualify." No assurance can be given that the IRS will not challenge AIMCO's eligibility for taxation as a REIT.

     AIMCO has, however, previously received an opinion on December 22, 2000 from the law firm of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that, beginning with its initial taxable year ended December 31, 1994, AIMCO was organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code and that its actual method of operation has enabled, and its proposed method of operation will enable, AIMCO to meet the requirements for qualification and taxation as a REIT. The opinion is expressed as of its date and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise AIMCO of any change in applicable law or of any change in matters stated, represented or assumed after the date of such opinion.

     You should be aware that opinions of counsel are not binding on the IRS or any court. AIMCO's opinion of counsel is based upon certain representations and covenants made by AIMCO regarding its properties and the past, present and future conduct of its business operations. Furthermore, AIMCO's opinion of counsel is conditioned on, and its qualification and taxation as a REIT depend on, AIMCO's ability to meet, through actual annual operating results, the various REIT qualification tests, the results of which are not reviewed by Skadden, Arps, Slate, Meagher & Flom LLP. Accordingly, no assurance can be given that the actual results of AIMCO's operations for any taxable year satisfy such requirements. Such requirements are discussed in more detail under the heading "Requirements for Qualification."

     As a REIT, AIMCO will not be subject to Federal corporate income tax on its net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. However, notwithstanding AIMCO's qualification as a REIT, AIMCO will be subject to Federal income tax as follows:

     - First, AIMCO will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

     - Second, under certain circumstances, AIMCO may be subject to the "alternative minimum tax" on its items of tax preference.

     - Third, if AIMCO has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax.

     - Fourth, if AIMCO should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which AIMCO fails the 75% or 95% test multiplied by (b) a fraction intended to reflect AIMCO's profitability.

     - Fifth, if AIMCO should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than certain long-term capital gains that AIMCO elects to retain and pay the tax thereon), and (iii) any undistributed taxable income from prior periods, AIMCO would be subjected to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     - Sixth, if AIMCO acquires assets from a corporation that is not a REIT (a "subchapter C corporation") in a transaction in which the adjusted tax basis of the assets in the hands of AIMCO is determined by reference to the adjusted tax basis of such assets in the hands of the subchapter C corporation, under recently issued Temporary Treasury Regulations, the subchapter C corporation would be required to recognize any net Built-In Gain (as defined below) that would have been realized if the Subchapter C corporation had liquidated on the day before the date of the transfer. Pursuant to Treasury Regulations, AIMCO may elect, in lieu of the treatment described above, to be subject to tax at the highest regular corporate tax rate on any gain it recognizes on the disposition of any such asset during the ten-year period beginning on the day on which AIMCO acquires such asset to the extent of the excess, if any, of the fair market value over the adjusted basis of such asset as of its acquisition date ("Built-in Gain"). AIMCO intends to make such an election and, therefore, will be taxed at the highest regular corporate rate on such Built-in Gain if, and to the extent, such assets are sold within the specified ten-year period. It should be noted that AIMCO has acquired (and may acquire in the future) a significant amount of assets with Built-in Gain and a taxable disposition by AIMCO of any of these assets within ten years of their acquisitions would subject AIMCO to tax under the foregoing rule.

     - Seventh, AIMCO could be subject to foreign taxes on investments and activities in foreign jurisdictions. In addition, AIMCO could also be subject to tax in certain situations and on certain transactions not presently contemplated.

     Requirements for Qualification. The Internal Revenue Code defines a REIT as a corporation, trust or association:

     - that is managed by one or more trustees or directors;

     - the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

     - which would be taxable as a domestic corporation, but for the special Internal Revenue Code provisions applicable to REITs;

     - that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

     - the beneficial ownership of which is held by 100 or more persons;

     - in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities); and

     - which meets certain other tests described below (including with respect to the nature of its income and assets).

The Internal Revenue Code provides that the first four conditions must be met during the entire taxable year, and that the fifth condition must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The articles of incorporation provide certain restrictions regarding transfers of its shares, which provisions are intended to assist AIMCO in satisfying the share ownership requirements described in the fifth and sixth conditions above.

     To monitor AIMCO's compliance with the share ownership requirements, AIMCO is required to maintain records regarding the actual ownership of its shares. To do so, AIMCO must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of AIMCO's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. AIMCO satisfies this requirement.

     Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, the Regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, AIMCO's proportionate share of the assets, liabilities and items of income of the Subsidiary Partnerships will be treated as assets, liabilities and items of income of AIMCO for purposes of applying the REIT requirements described herein. A summary of certain rules governing the Federal income taxation of partnerships and their partners is provided below in "-- Tax Aspects of AIMCO's Investments in Partnerships."

     Income Tests. In order to maintain qualification as a REIT, AIMCO annually must satisfy two gross income requirements:

     - First, at least 75% of AIMCO's gross income (excluding gross income from "prohibited transactions," i.e., certain sales of property held primarily for sale to customers in the ordinary course of business) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments.

     - Second, at least 95% of AIMCO's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

     Rents received by AIMCO through the Subsidiary Partnerships will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Moreover, for rents received to qualify as "rents from real property," the REIT generally must not furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenue or a taxable REIT subsidiary. AIMCO (or its affiliates) is permitted to directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, AIMCO (or its affiliates) may provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services.

     The management companies receive management fees and other income. A portion of such fees and other income accrue to AIMCO through distributions from the management companies that are classified as dividend income to the extent of the earnings and profits of the management companies. Such distributions will generally qualify under the 95% gross income test but not under the 75% gross income test.

     If AIMCO fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will be generally available if AIMCO's failure to meet such tests was due to reasonable cause and not due to willful neglect, AIMCO attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances AIMCO would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving AIMCO, AIMCO will not qualify as a REIT. As discussed above in "-- General," even where these relief provisions apply, a tax is imposed with respect to the excess net income.

     Asset Tests. AIMCO, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets:

     - First, at least 75% of the value of AIMCO's total assets must be represented by real estate assets (including its allocable share of real estate assets held by the Subsidiary Partnerships), certain stock or debt instruments purchased by AIMCO with new capital, cash, cash items and U.S. government securities.

     - Second, not more than 25% of AIMCO's total assets may be represented by securities other than those in the 75% asset class.

     - Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by AIMCO may not exceed 5% of the value of AIMCO's total assets, AIMCO may not own more than 10% of any one issuer's outstanding voting securities, and AIMCO may not own more than 10% of the total value of the outstanding securities of any one issuer.

The 5% and 10% asset limitations described above do not apply to electing "taxable REIT subsidiary" corporations. The value of the stock held by AIMCO in taxable REIT subsidiaries may not, however, exceed, in the aggregate, 20% of the value of AIMCO's total assets.

     AIMCO indirectly owns interests in the management companies. As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT or the investment of more than 5% of the REIT's total assets in any one issuer's securities is prohibited by the asset tests. AIMCO believes that its indirect ownership interests in the management companies qualify under the asset tests set forth above. Furthermore, as noted above, after January 1, 2001, AIMCO may not own more than 10% of the total value of the outstanding securities of any one issuer, except for electing "taxable REIT subsidiary" corporations. AIMCO believes that the value of the stock held by AIMCO in such taxable REIT subsidiaries will not exceed, in the aggregate, 20% of the value of AIMCO's total assets. However, no independent appraisals have been obtained to support AIMCO's conclusions as to the value of the AIMCO operating partnership's total assets and the value of the AIMCO operating partnership's interest in the management companies and these values are subject to change in the future. Furthermore, under legislation effective January 1, 2001, the operation or management of a health care or lodging facility precludes qualification as a taxable REIT subsidiary, and therefore precludes the REIT from relying upon this exception to the 10% ownership restriction. Consequently, if any of the management companies were deemed to operate or manage a health care or lodging facility, such management companies would fail to qualify as taxable REIT subsidiaries, and AIMCO would fail to qualify as a REIT. AIMCO believes that, as of January 1, 2001, none of the management companies operate or manage any health care or lodging facilities. However, the statute provides little guidance as to the definition of a health care or lodging facility. Accordingly, there can be no assurance that the IRS will not contend that any of the management companies operate or manage a health care or lodging facility, disqualifying it from treatment as a taxable REIT subsidiary, thereby resulting in the disqualification of AIMCO as a REIT.

     AIMCO's indirect interests in the AIMCO operating partnership and other Subsidiary Partnerships are held through wholly owned corporate subsidiaries of AIMCO organized and operated as "qualified REIT subsidiaries" within the meaning of the Internal Revenue Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of each qualified REIT subsidiary are treated as assets, liabilities and items of AIMCO. Each qualified REIT subsidiary therefore is not subject to Federal corporate income taxation, although it may be subject to state or local taxation. In addition, AIMCO's ownership of the voting stock of each qualified REIT subsidiary does not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.

     Annual Distribution Requirements. In order for AIMCO to qualify as a REIT, AIMCO is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to:

     - the sum of:

      (i)90% of AIMCO's "REIT taxable income" (computed without regard to the dividends paid deduction and AIMCO's net capital gain i.e., the excess of net long-term capital gain over net short-term capital loss)) and

      (ii)90% of the net income (after tax), if any, from foreclosure property,

     minus

     - the sum of certain items of noncash income.

Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before AIMCO timely files its tax return for such year and if paid with or before the first regular dividend payment after such declaration. To the extent that AIMCO distributes at least 90%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at ordinary corporate tax rates. In any year, AIMCO may elect to retain, rather than distribute, its net capital gain and pay tax on such gain. In such a case, AIMCO's stockholders would include their proportionate share of such undistributed capital gain in income and receive a credit for their share of the tax paid by AIMCO. AIMCO's stockholders would then increase the adjusted basis of their AIMCO shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. If AIMCO should fail to distribute during each calendar year at least the sum of:

     (i) 85% of its REIT ordinary income for such year,

     (ii)95% of its REIT capital gain net income for such year (excluding retained net capital gain), and

     (iii) any undistributed taxable income from prior periods,

AIMCO would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. AIMCO believes that it has made, and intends to make, timely distributions sufficient to satisfy these annual distribution requirements.

     It is possible that AIMCO, from time to time, may not have sufficient cash to meet the 90% distribution requirement due to timing differences between (i) the actual receipt of cash (including receipt of distributions from the AIMCO operating partnership) and (ii) the inclusion of certain items in income by AIMCO for Federal income tax purposes. In the event that such timing differences occur, in order to meet the 90% distribution requirement, AIMCO may find it necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable distributions of property.

     Under certain circumstances, AIMCO may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in AIMCO's deduction for dividends paid for the earlier year. Thus, AIMCO may be able to avoid being taxed on amounts distributed as deficiency dividends; however, AIMCO will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

     Failure to Qualify. If AIMCO fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, AIMCO will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which AIMCO fails to qualify will not be deductible by AIMCO nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless AIMCO is entitled to relief under specific statutory provisions, AIMCO would also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances AIMCO would be entitled to such statutory relief.

TAX ASPECTS OF AIMCO'S INVESTMENTS IN PARTNERSHIPS

     General. Substantially all of AIMCO's investments are held indirectly through the AIMCO operating partnership. In general, partnerships are "pass-through" entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. AIMCO will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, AIMCO will include its proportionate share of assets held by the Subsidiary Partnerships. See "Federal Income Taxation of AIMCO and AIMCO Stockholders -- General."

     Entity Classification. AIMCO's direct and indirect investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of the Subsidiary Partnerships as a partnership (as opposed to as an association taxable as a corporation) for Federal income tax purposes. If any of these entities were treated as an association for Federal income tax purposes, it would be subject to an entity-level tax on its income. In such a situation, the character of AIMCO's assets and items of gross income would change and could preclude AIMCO from satisfying the asset tests and the income tests (see "Federal Income Taxation of AIMCO and AIMCO Stockholders -- Asset Tests" and "Federal Income Taxation of AIMCO and AIMCO Stockholders -- Income Tests"), and in turn could prevent AIMCO from qualifying as a REIT. See "Federal Income Taxation of AIMCO and AIMCO Stockholders -- Failure to Qualify" above for a discussion of the effect of AIMCO's failure to meet such tests for a taxable year. In addition, any change in the status of any of the Subsidiary Partnerships for tax purposes might be treated as a taxable event, in which case AIMCO might incur a tax liability without any related cash distributions.

     Tax Allocations with Respect to the Properties. Under the Internal Revenue Code and the Regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book -- Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The AIMCO operating partnership was formed by way of contributions of appreciated property. Consequently, allocations must be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership that holds appreciated property, the Regulations provide for a similar allocation of such items to the other partners. These rules apply to the contribution by AIMCO to the AIMCO operating partnership of the cash proceeds received in any offerings of its stock.

     In general, certain unitholders will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on the sale by the AIMCO operating partnership or other Subsidiary Partnerships of the contributed properties. This will tend to eliminate the Book-Tax Difference over the life of these partnerships. However, the special allocations do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the AIMCO operating partnership or other Subsidiary Partnerships may cause AIMCO to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause AIMCO to recognize taxable income in excess of cash proceeds, which might adversely affect AIMCO's ability to comply with the REIT distribution requirements. See "Federal Income Taxation of AIMCO and AIMCO Stockholders -- Annual Distribution Requirements."

     With respect to any property purchased or to be purchased by any of the Subsidiary Partnerships (other than through the issuance of units) subsequent to the formation of AIMCO, such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

     Sale of the Properties. AIMCO's share of any gain realized by the AIMCO operating partnership or any other Subsidiary Partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Federal Income Taxation of AIMCO and AIMCO Stockholders -- General -- Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The AIMCO operating partnership and the other Subsidiary Partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties and to make such occasional sales of the properties, including peripheral land, as are consistent with AIMCO's investment objectives.

TAXATION OF MANAGEMENT COMPANIES

     A portion of the amounts to be used to fund distributions to stockholders is expected to come from distributions made by the management companies to the AIMCO operating partnership, and interest paid by the management companies on certain notes held by the AIMCO operating partnership. In general, the management companies pay Federal, state and local income taxes on their taxable income at normal corporate rates. Any Federal, state or local income taxes that the management companies are required to pay will reduce AIMCO's cash flow from operating activities and its ability to make payments to holders of its securities.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     Distributions. Provided that AIMCO qualifies as a REIT, distributions made to AIMCO's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions (and retained net capital gains) that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed AIMCO's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, net capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum Federal income tax rate to the extent of previously claimed real property depreciation.

     Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares in respect of which the distributions were made, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less). In addition, any dividend declared by AIMCO in October, November or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by AIMCO and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by AIMCO during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of AIMCO.

     Dispositions of AIMCO Class A Common Stock. Capital gains recognized by individuals and other non-corporate taxpayers upon the sale or disposition of AIMCO Class A Common Stock will be subject to a maximum Federal income tax rate of 20% if the AIMCO Class A Common Stock is held for more than one year and will be taxed at ordinary income rates if the AIMCO Class A Common Stock is held for one year or less. Capital losses recognized by a stockholder upon the disposition of AIMCO Class A Common Stock held for more than one year at the time of disposition will be a long-term capital loss. In addition, any loss upon a sale or exchange of shares of AIMCO Class A Common Stock by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from AIMCO required to be treated by such stockholder as long-term capital gain.

TAXATION OF FOREIGN STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. Federal income and estate tax consequences of the ownership and disposition of AIMCO Class A Common Stock applicable to Non-U.S. Holders of AIMCO Class A Common Stock. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source or (iv) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. Federal income and estate taxation.

     Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of AIMCO's earnings and profits which are not attributable to capital gains of AIMCO and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty and the Non-U.S. Holder provides appropriate documentation regarding its eligibility for treaty benefits). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of AIMCO Class A Common Stock. In cases where the dividend income from a Non-U.S. Holder's investment in AIMCO Class A Common Stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. Holders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a corporation).

     Non-Dividend Distributions. Unless AIMCO Class A Common Stock constitutes a United States real property interest (a "USRPI") within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), distributions by AIMCO which are not dividends out of the earnings and profits of AIMCO will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of AIMCO. If AIMCO Stock constitutes a USRPI, such distributions will be subject to 10% withholding and taxed pursuant to FIRPTA at a rate of 35% to the extent such distributions exceed a stockholder's basis in his or her AIMCO Class A Common Stock.

     Capital Gain Dividends. Under FIRPTA, a distribution made by AIMCO to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs such as the properties beneficially owned by AIMCO ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, AIMCO will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of Non-U.S. Holder that is a corporation.

     Dispositions of AIMCO Class A Common Stock. Unless AIMCO Class A Common Stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to taxation under FIRPTA.

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

The AIMCO Stock will not constitute a USRPI if AIMCO is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. AIMCO believes that it is, and it expects to continue to be, a domestically controlled REIT. If AIMCO is, and continues to be, a domestically controlled REIT, the sale of AIMCO Stock should not be subject to taxation under FIRPTA. Because most classes of stock of AIMCO are publicly traded, however, no assurance can be given that AIMCO is or will continue to be a domestically controlled REIT.

     Even if AIMCO does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of AIMCO Class A Common Stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that:

     - the stock is "regularly traded" (as defined by applicable Regulations) on an established securities market (e.g., the NYSE, on which AIMCO Class A Common Stock is listed) and

     - the selling Non-U.S. Holder held 5% or less of such class of AIMCO Class A Common Stock at all times during a specified testing period.

     If gain on the sale of stock of AIMCO were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

     Gain from the sale of AIMCO Class A Common Stock that is not subject to taxation under FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases. First, if the Non-U.S. Holder's investment in the AIMCO Class A Common Stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain. Second, if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

     Estate Tax. AIMCO Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from Federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has ruled that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, AIMCO believes that amounts distributed by AIMCO to Exempt Organizations should generally not constitute UBTI. However, if an Exempt Organization finances its acquisition of AIMCO Class A Common Stock with debt, a portion of its income from AIMCO will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17) and (20), respectively, of Section 501(c) of the Internal Revenue Code are subject to different UBTI rules, which generally will require them to characterize distributions from AIMCO as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of AIMCO's stock is required to treat a percentage of the dividends from AIMCO as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by AIMCO from an unrelated trade or business (determined as if AIMCO were a

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

pension trust) divided by the gross income of AIMCO for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of AIMCO's stock only if:

     - the UBTI Percentage is at least 5%,

     - AIMCO qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of AIMCO in proportion to their actuarial interest in the pension trust, and

     - either (A) one pension trust owns more than 25% of the value of AIMCO's stock or (B) a group of pension trusts each individually holding more than 10% of the value of AIMCO's stock collectively owns more that 50% of the value of AIMCO's stock.

The restrictions on ownership and transfer of AIMCO's stock should prevent an Exempt Organization from owning more than 10% of the value of AIMCO's stock.

LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

     The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the Federal laws and interpretations thereof could adversely affect an investment in AIMCO or the AIMCO operating partnership. Congress recently enacted legislation, generally effective in 2001, that will, among other things:

     - modify the current ownership limitations to permit a REIT to own up to 100% of the voting securities and 100% of the value of the other interests in a taxable REIT subsidiary. In addition, the 5% REIT asset test would not apply to taxable REIT subsidiaries, but securities of taxable REIT subsidiaries could not exceed 20% of the total value of a REIT's assets;

     - permit a taxable REIT subsidiary to perform services to a REIT's tenants and impose a 100% excise tax on certain non-arms length transactions between a taxable REIT subsidiary and a REIT;

     - disallow REIT status where health care or lodging facilities are operated or managed by a taxable REIT subsidiary;

     - generally restrict a REIT from owning more than 10% of the vote or value of the securities of an issuer, including a partnership or a non-REIT C corporation that is not a taxable REIT subsidiary;

     - apply certain limitations to the deductibility of interest paid by a taxable REIT subsidiary to a related REIT;

     - allow a REIT to rent up to 10% of a property to a taxable REIT subsidiary and generally have the rent qualify as good income for purposes of the REIT gross income tests;

     - reduce the annual REIT distribution requirement from a 95% to a 90% level; and

     - change the measurement of rent attributable to personal property leased in connection with a lease of real property from a comparison based on adjusted tax bases of properties to a comparison of fair market values.

     It cannot be predicted whether, when, in what form, or with what effective dates, other legislative proposals applicable to AIMCO or its stockholders will become law.

STATE, LOCAL AND FOREIGN TAXES

     The AIMCO operating partnership and its partners and AIMCO and its stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or foreign tax treatment of the AIMCO operating partnership and its partners and AIMCO and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the application and effect of state, local and foreign tax laws on an investment in the AIMCO operating partnership or AIMCO.

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                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our Securities Exchange Act of 1934 filing number is 1-13232.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

     - Proxy Statement for Annual Meeting of Shareholders of Apartment Investment and Management Company held on April 20, 2000;

     - Apartment Investment and Management Company's Annual Report on Form 10-K for the year ended December 31, 1999;

     - Apartment Investment and Management Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000; June 30, 2000 and September 30, 2000;

     - Apartment Investment and Management Company's Current Reports on Form 8-K, dated February 1, 2000; February 23, 2000; March 13, 2000; March 15, 2000; July 13, 2000; and October 5, 2000 (as amended by Amendment No. 1 dated December 4, 2000, Amendment No. 2 dated January 18, 2001 and Amendment No. 3 dated February 28, 2001); and January 31, 2001 and

     - the description of Apartment Investment and Management Company's capital stock contained in its Registration Statement on Form 8-A (File No. 1-13232) filed July 19, 1994, including any amendment or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

                       Corporate Secretary
                       Apartment Investment and Management Company
                       Colorado Center, Tower Two
                       2000 South Colorado Boulevard, Suite 2-1000
                       Denver, Colorado 80222
                       (303) 757-8101

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders named herein are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

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

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for AIMCO by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. The validity of the Class A Common Stock offered hereby will be passed upon for AIMCO by Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited (i) AIMCO's consolidated financial statements and schedule for the year ended December 31, 1999; (ii) Regency Windsor Apartment Communities' combined historical summary of gross income and direct operating expenses for the year ended December 31, 1998; and (iii) Dreyfuss Apartment Communities' combined historical summary of gross income and direct operating expenses for the year ended December 31, 1998; as set forth in their reports, which are incorporated by reference in this prospectus. These financial statements and schedule and combined historical summaries of gross income and direct operating expenses are incorporated by reference in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

     Reznick Fedder & Silverman, independent auditors, have audited (i) Oxford Holding corporation and subsidiaries, Oxford Realty Financial Group, Inc. and Subsidiaries, ZIMCO Entities and Oxford Equities Corporation III's combined financial statements for the year ended December 31, 1999; (ii) ORFG Operations, L.L.C. and Subsidiary's combined financial statements for the year ended December 31, 1999; (iii) OXPARC L.L.C.'s combined financial statements for the year ended December 31, 1999; and (iv) Oxford Realty Financial Group Properties' combined financial statements for the year ended December 31, 1999; as set forth in their reports, which are incorporated by reference in this prospectus. These financial statements are incorporated by reference in reliance on Reznick Fedder & Silverman's reports given their authority as experts in accounting and auditing.

     The consolidated financial statements of Oxford Tax Exempt Fund II Limited Partnership ("OTEF") appearing in OTEF's Annual Report on form 10-K for the year ended December 31, 1999 have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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